

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Sean Markowitz
General Counsel
The New Online Company
750 West John Carpenter Freeway, Suite 700
Irving, TX 75039

> **Re:**   **The New Online Company**
> **Registration Statement on Form 10**
> **Filed November 22, 2013**
> **File No. 001-36219**

Dear Mr. Markowitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file your exhibits as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding them.

Exhibit 99.1 Information Statement

2. We note a number of blank spaces throughout your information statement. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Information Statement Summary

3. We note you are a "leading" independent global ad management and distribution platform. Please revise to indicate the measure by which you determined that you are a leader in your industry, be it based on revenues, market share, or some other standard.

Business, page 13

4. We note that you engage with publishers, ad agencies and advertisers. Please revise your disclosure here and throughout your registration statement to provide a brief description of each of these types of entities including a description of their business and their role and relationship to the other parties in the online advertising business. Additionally, please clarify who your customers are as opposed to users that engage with advertisements. Explain the actions and relationships among your customers, you and end users receiving and engaging with advertisements and respective revenue generation.

5. Please explain in greater detail how you eliminate potential conflicts with advertisers since you do not own any advertising inventory in the context of how competitors typically operate their business.

6. We note your risk factor disclosure on page 26 discussing issues related to click-through fraud or other invalid clicks. Please revise your Business section to discuss the significance of click-through actions to revenue generation, reputation or customers, for example.

7. Similarly, you discuss the significance of the number of impressions served in your Management's Discussion and Analysis on page 52. Revise your Business section to discuss the role and significance of ad impressions to your business including who creates them, whether you purchase them and how they fit within your business model.

Industry Background and Strategy, page 14

Optimization, page 14

8. We note that you seek to enhance your HTML5 and cross device capabilities to ensure formats work and measure delivery across all devices and channels. Please expand your discussion in the Business section to disclose in greater detail the current limitations to measuring ad delivery and formatting.

Products and Services, page 15

9. Please revise this section to discuss with specificity how you accumulate, store and present data about the advertising activities of a specific brand. For example, discuss the technology and systems used including hardware and software or other less tangible assets employed. Describe the role of these assets in your business.

10. Explain how the workflow for negotiating and buying online media from publishers is automated by your products and services.

Customized Services, page 16

11. Please revise your disclosure to discuss in greater detail what your "range of optional customized professional services" based on specific customer needs consists of by describing what trafficking, creative production and quality assurance, research and analysis, custom reporting and data integration consist of specifically. Include disclosure about what resources or assets you employ to provide the above services.

Markets and Customers, page 16

12. Provide examples of entities that are advertisers and agency partners for context.

Risk Factors, page 21

The markets in which we operate are highly competitive and competition may…, page 22

13. In the fourth paragraph of this risk factor, you state that it is likely that there will be more pressure on the relevance of the kind of third party cookies that you use as a result of media companies with browser businesses having greater access to customer data. Please revise this section to expand this discussion to characterize the potential impact of this trend. For example, whether your business would see an increase in cost to access customers using methods other than cookies, or would seek new technologies to reach customers, etc.

14. Additionally, you discuss the advantage of cooperative relationships among competitors or with third parties including pricing and bundling. Please revise your disclosure where appropriate to discuss any similar cooperative relationships you have entered into to gain a competitive or other advantage.

Our business depends on a strong brand reputation, and if we are not able to…, page 28

15. Please revise this risk factor and other sections as appropriate to describe your brand with greater specificity, for example, stating your brand name(s), trademarked products or other relevant products or services you view as valuable to your reputation.

Privacy concerns could lead to legislative and other limitations on our ability…, page 35

16. We note your discussion regarding the regulatory limits and policies regarding privacy. Please revise your disclosure here and where appropriate to discuss what user information you collect, whether it is retained, anonymized and how it is otherwise protected.

Cautionary Statement Concerning Forward-Looking Statements, page 40

17. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the PSLRA or make clear that the safe harbor does not apply to you.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

18. With respect to the pro forma adjustment for trade receivable, please include a footnote stating that such receivable relates to DG's television business, for which Extreme Reach is responsible for collection as reported on page 39. Additionally, tell us:
   a. how much of these receivables have been collected subsequent to September 30, 2013;
   b. how you concluded that collectability is assured since Extreme Reach is responsible for the collection.

19. Refer to footnote 1 on page 45. Tell us whether there is any relationship between the cash and all working capital of DG's historical television business that will be contributed to the company and the $45 million investment in Preferred Stock that Extreme Reach may request from you.

20. Refer to footnote 2 on page 46. Please revise herein and elsewhere in the filing to include the significant terms of Extreme Reach's preferred stock. Disclose under what circumstances New Online is required to invest in Extreme Reach and the business reasons behind this request

21. Tell us why you believe that receipt of a $5 million fee from Extreme Reach at closing is "the most likely outcome" in the integrated transaction.

22. On page 37, you stated that "some contracts and other assets which will need to be transferred or assigned from DG or its affiliates" … may require the consent or involvement of a third party, without which, "The New Online Company may not be entitled to the benefit of such contracts and other assets in the future." Tell us in detail about the nature of these contracts and assets and whether your pro forma presentation is predicated on the assumption that such consent will be granted on a more likely than not basis.

23. We note that in connection with the spin-off and merger transaction, DG will terminate each named executive officer's agreement and pay the executive officer his respective severance payment captioned under "change in control" on pages 100-103. Tell us how you gave effect to such severance agreements in the pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 48

24. Refer to page 48. Tell us why the majority of DG's total corporate overhead that will shift to The New Online Company is expected to approximate 70-75% of the total current DG corporate overhead going forward.

Management's Discussion and Analysis…, page 50

The New Online Company, page 51

25. We note the significance of international revenues and that you manage campaigns in over 78 countries. Please revise to discuss in greater detail any trends in the locations of campaigns with attention to discussion of any limitations on your ability to repatriate profits from foreign markets to the United States. We note the risk factor on page 38.

Revenues, pages 52, 54, and 56

26. In the penultimate paragraph on page 28, you referred to the importance of delivering solutions and services to users of alternative devices (i.e., mobile, game consoles and television set-top devices). Please disclose what portion of your revenues was derived from solutions and services related to these alternative devices.

Cost of Revenues, pages 52, 54 and 56

27. Please describe the significant components comprising your cost of revenue and their related behavior for all periods presented.

28. Per your statement, the decrease in cost of revenues as a percentage of revenue is due to efficiencies gained by completing the integration of your ad serving platforms. If your future cost trends are expected to materially differ from your historical cost of revenue experience, please expand your disclosure accordingly. In this regard, we note on page 36 that you will need to make investments to replicate or outsource certain systems, infrastructure and functional expertise which will be costly to implement, without access to DG's existing infrastructure following the spin-off.

Board Composition and Director Independence, page 69

29. Please revise this section to describe the manner set forth in the settlement agreement
    with Meruelo Stockholders by which two directors will be appointed. Additionally, we
    note the Press Release from Digital Generation, Inc. dated October 7, 2013 filed as
    Exhibit 99.1 to their Form 8-K filed on the same date. Please expand your disclosure to
    clearly explain how each of the seven directors will be nominated or appointed including
    processed for putting forth candidates for the Meruelo Stockholder appointed seats.

10. Litigation, page F-19

30. We note that DG entered into an agreement with the Meruelo Stockholders concerning
    DG's Board of Director nominees and certain governance changes. Please disclose how
    this agreement will impact your Company and what your obligations are in relation to
    this agreement following the spin-off.   Also tell us what consideration, if any, was given
    to the Meruelo trust to drop the litigation and for the right to nominate two seats to the
    Board of Directors.

Combined Statements of Cash Flows, page F-24

31. Tell us your basis for presenting contributions from parent on a "net" basis, and why all
    such contributions are reported under financing activities.

Revenue Recognition, page F-29.

32. On pages 15-16, we note your description of various online campaign management
    product and service offerings over the lifecycle of an advertising campaign suggestive of
    revenue arrangements with multiple deliverables. Please expand your disclosure to
    address your basis of accounting for each significant unit of accounting within an
    advertising arrangement, including the period and pattern of revenue recognition
    applicable to each and a stand-alone value analysis for delivered items.

33. We further note on page 17 that you work with publishers who opt to sponsor your fees
    and bundle them with the media fees that they charge to the agency and advertiser.
    Please discuss this type of arrangement in your revenue recognition policy, including
    similar arrangements with significant third party involvement and state your basis for
    concluding who is the primary obligor in the arrangement.

34. Please disclose on page 65 your most critical accounting estimates with respect to
    revenue recognition, which supplement but do not duplicate the related note in the
    financial statements.

Goodwill and Intangible Assets, net, page F-43

35. It appears that you have only reporting unit for goodwill impairment testing purposes. Tell us how you evaluated your business components and concluded that you only have one reporting unit.

8. Income Taxes, page F-53

36. Based on your sources of revenue, it appears that a significant portion of your earnings is derived from your foreign operations. On page 39, in connection with your cash generating ability, you referred to the "tax consequences of The New Online Company's repatriation of overseas cash." In light of the fact that following the spin-off, you will no longer have access to DG's financial resources, please tell us how you are able to conclude hereunder that you intend to reinvest foreign undistributed earnings indefinitely. If estimable, please tell us how you considered disclosure or accrual of such deferred tax consequences in your financial statements, including a related discussion in the Liquidity Section of your MD&A.

13. Segment Information, page F-58

37. We note that 57% of your revenue is attributable to foreign jurisdictions. On page F-53, you further stated that your foreign subsidiaries have "significant net assets, liquidity and other financial resources to meet their operational and capital investment requirements." Elsewhere in the risk factors on pages 30 – 32, you cited the risks of operating internationally, due to "varying degrees of regulation in each of the jurisdictions" and "additional management attention and resources in order to tailor (y) our products, services and solutions to the unique aspects of each country." Tell us your consideration of each major geographical region as an operating segment. Refer to ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-69-71 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director